SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, DC 20549

                                        FORM 11-K
                                      ANNUAL REPORT
                             Pursuant to Section 15(d) of the
                              Securities Exchange Act of 1934


(Mark One):

     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

           For the fiscal year ended December 31, 2006

                                   OR

     [_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

           For the transition period from ________ to _____________.


Commission file number 1-8729

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                              UNISYS SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               UNISYS CORPORATION
                                   Unisys Way
                          Blue Bell, Pennsylvania 19424

                                REQUIRED INFORMATION

                                 Unisys Savings Plan

                     Financial Statements and Supplemental Schedule

                         Years ended December 31, 2006 and 2005
              with Report of Independent Registered Public Accounting Firm



                                      CONTENTS


Report of Independent Registered Public Accounting Firm                1

Audited Financial Statements:

Statements of Assets Available for Benefits                            2
Statements of Changes in Assets Available for Benefits                 3
Notes to Financial Statements                                          4


Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)        11

Exhibit Index                                                         13

            Report of Independent Registered Public Accounting Firm


To the Plan Administrator of
Unisys Savings Plan

We have audited the accompanying statements of assets available for benefits of the Unisys Savings Plan as of December 31, 2006 and 2005, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for purposes of additional analysis, and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                       /s/ Ernst & Young LLP


Philadelphia, Pennsylvania
June 26, 2007

                                   Unisys Savings Plan
                          Statements of Assets Available for Benefits

                                                     December 31
                                        2006                            2005
                                ------------------------------------------------
                                                    (In Thousands)

Investments at fair value:
   Fidelity Funds                   $1,944,548                       $1,880,392
   Unisys Common Stock Funds           123,054                           98,890
   Unisys Interest Income Fund         351,996                          386,425
   Participants' Loans                  13,944                           14,518
   Frozen Investment Contracts               3                                3
                                   ---------------------------------------------
                                     2,433,545                        2,380,228
Employer contributions receivable        2,159                            2,191
                                   ---------------------------------------------
Assets available for benefits
   at fair value                     2,435,704                        2,382,419
                                   ---------------------------------------------

Adjustment from fair value to
   contract value for fully
   benefit-responsive investment
   contracts                             3,044                            2,484
                                   ---------------------------------------------
Assets available for benefits       $2,438,748                       $2,384,903
                                   =============================================
See accompanying notes.

                                Unisys Savings Plan
                  Statements of Changes in Assets Available for Benefits


                                               Year ended December 31


                                        2006                           2005
                                   ---------------------------------------------
                                                    (In Thousands)

Additions:
   Interest and dividend income     $  181,395                       $   90,817

Contributions:
   Employer                             18,354                           18,847
   Employee                             96,738                           95,108
                                   ---------------------------------------------
                                       115,092                          113,955
                                   ---------------------------------------------
Total additions                        296,487                          204,772

Deductions:
   Benefit payments                    334,560                          239,078
   Administrative and other
    expenses                               129                               91
                                   ---------------------------------------------
Total deductions                       334,689                          239,169

Net appreciation/(depreciation)
 in fair value of investments           92,047                           (3,285)
                                   ---------------------------------------------

Net increase/(decrease)                 53,845                          (37,682)

Assets available for benefits
 at fair value:
   Beginning of year                 2,384,903                        2,422,585
                                   ---------------------------------------------
   End of year                      $2,438,748                       $2,384,903
                                   =============================================




See accompanying notes.

                              Unisys Savings Plan
                         Notes to Financial Statements
                               December 31, 2006




1.     PLAN DESCRIPTION

The Unisys Savings Plan (the Plan) is a defined contribution plan that covers non-bargaining employees paid from a United States payroll of Unisys Corporation (the Company) and bargaining unit employees whose collective bargaining agreement provides for participation in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Participants should refer to the Plan document, summary plan description and their respective bargaining unit agreement, if applicable, for complete information.

CONTRIBUTIONS

Each plan year, participants may contribute up to 30% or 18% of their pretax compensation up to the prescribed Internal Revenue Code limit, depending on their classification as a non-highly compensated or highly compensated employee, respectively. Participants who are age 50 or older and meet certain other Plan requirements regarding contributions may make catch-up contributions to the Plan. Participants may also make after-tax contributions up to 6% of their eligible compensation. The Company makes a nondiscretionary matching contribution in Company Common Stock equal to 50% of the first 4% of eligible compensation deferred by the participant during 2006 and 2005. The Plan also allows for rollover contributions from other qualified defined contribution plans.

On March 17, 2006, the Company adopted changes to the Plan whereby, effective January 1, 2007, the Company will increase its matching contribution to 100% of the first 6% of eligible pay contributed by participants, an increase from the current matching contribution of 50% of the first 4% of eligible pay contributed by participants. Matching contributions may be made in the form of Company common stock or cash, as determined by the Company in its sole discretion.

INVESTMENT OPTIONS

Participants may elect to have their current contributions and existing account balances invested in certain investment options offered and managed by Fidelity Management & Research Company and Fidelity Management Trust Company (Fidelity). Information regarding the investment options is provided to each participant through electronic media, or printed media upon request, and prepared materials provided by the Company and in each investment fund's prospectus made available by Fidelity.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions, matching contributions from the Company and allocations of Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is equal to the vested portion of his or her account.

VESTING AND FORFEITURES

Plan participants who were actively employed on January 1, 2000 or later are immediately vested in their account balances at all times. Before January 1, 2000, participants were fully vested after five years of services, as defined in the Plan document.

PARTICIPANT LOANS

Participants may borrow from their fund accounts up to a maximum equal to the lesser of: (i) the lesser of $50,000 or 50% of their vested account balance; and (ii) the greater of $10,000, or one-half of the value of the vested portion of the employee's accounts under all plans maintained by the Company and all affiliates. Loan terms range from one to five years, or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a fixed rate of interest that is commercially reasonable, as determined by the Plan Manager. A participant may not have more than one loan outstanding. Principal and interest is paid ratably through payroll deductions.

PAYMENT OF BENEFITS

On termination of service, a participant may receive a lump-sum amount equal to the balance of his or her account or elect to rollover his or her balance into another qualified plan the terms of which permit the acceptance of rollover distributions. Upon death, disability or retirement, a participant may elect to receive payments in the form of an annuity or annual installments payable to the participant or his or her estate over a period no greater than the joint life expectancy of the participant and his or her beneficiary. Plan participants also may receive in-service withdrawals in certain circumstances as defined in the Plan.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its matching contributions and/or to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants remain 100% vested in their accounts.

2.     SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NEW ACCOUNTING PRONOUNCEMENT

In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP defines the circumstances in which an investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit responsive investment contracts in defined contribution, health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006 and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan has adopted the provisions of the FSP at December 31, 2006.

As required by the FSP, investments in the accompanying Statements of Assets Available for Benefits include fully benefit responsive investment contracts recognized at fair value. AICPA Statement of Position 94-4-1, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, as amended, requires fully benefit responsive investment contracts to be reported at fair value in the Plan's statement of assets available for benefits with a corresponding adjustment to reflect these investments at contract value. The requirements of the FSP have been applied retroactively to the statement of assets available for benefits as of December 31, 2005 presented for comparative purposes. Adoption of the FSP had no effect on the statement of changes in assets available for benefits for any period presented.

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent net asset values of shares held by the Plan at year-end. The fair value of the participation units owned in the commingled pool fund are based on quoted redemption values on the last business day of the plan year. Shares of Unisys common stock are valued at the closing market price on the last day of the plan year. Participant loans are valued at their outstanding balances, which approximate fair value.

The Unisys Interest Income Fund is presented at fair value and includes investments in synthetic guaranteed investment contracts issued principally by insurance companies and financial institutions which are also stated at contract value as estimated by the issuer as provided in the FSP for fully benefit-responsive contracts. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. Contract value represents contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features. All participant-initiated transactions with the fund are permitted at contract value. Withdrawals may not be transferred to competing (short-term bond) funds for 90 days. No other conditions, limits, or restrictions apply to participant-initiated transactions to or from the Interest Income Fund. However, withdrawals influenced by Company-initiated events, such as in connection with the sale of a business, may result in a distribution at other than contract value. No reserves have been provided or are considered necessary against contract values for credit risk of contract issuers or otherwise. Crediting interest rates as of December 31, 2006 and 2005 ranged from 4.74% to 5.22% and 4.10% to 4.61%, respectively.
Interest rates are set at the time the contract is negotiated and, depending on the terms of the contract, are fixed through the maturity date or are re-set quarterly, semiannually or annually. The average yield on the contracts was 4.70% and 4.60% for 2006 and 2005, respectively.

Investments in Frozen Investment Contracts represent the cash balance from payments made to the Plan from the Conservation Estate of the Executive Life Insurance Company (ELIC) and from state guaranty associations in settlement of claims made by the Plan as a result of the insolvency of ELIC. The remaining cash balance at December 31, 2006 represents amounts that will be allocated to Plan participants or applied to pay administrative expenses of the Plan.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is reported on the accrual basis. Dividends are recorded on the ex-dividend date.

3.     INVESTMENTS

The Plan's investments at December 31, 2006 and 2005 were held in trusts with Fidelity Management Trust Company and Wachovia Bank N.A., each of which was established for the investment of the Plan's assets.

During 2006 and 2005, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as follows (in thousands):

                                               2006                     2005
                                         ---------------------------------------

Registered Investment Companies             $56,072                   $66,057
Unisys Common Stock Funds                    32,244                   (70,606)
Commingled Pool Fund                          3,731                     1,264
                                         ---------------------------------------
                                            $92,047                   $(3,285)
                                         =======================================

Investments that represent 5% or more of fair value of the Plan's assets are as follows (in thousands):

                                                         December 31
                                               2006                     2005
                                         ---------------------------------------

Unisys Interest Income Fund                $355,040                  $388,909
Fidelity Magellan Fund                      208,155                   231,906
Fidelity Asset Manager Fund                 168,960                   180,866
Fidelity Asset Manager Growth Fund          170,376                   181,694
Fidelity Contra Fund                        132,130                   128,402


Employer matching contributions to the Plan are invested in the Unisys Stock Fund. Because of a change in Federal law, for plan years beginning after December 31, 2006, the Plan must allow participants the right to move any portion of their account that is added to the participant's Plan account after 2006 that is invested in Unisys Stock Fund, into other investment alternatives under the Plan. This right extends to all of Unisys Stock Fund held under the Plan, except that it applies within limits to participant's pre-2007 account balance. The Plan presently allows a participant who is age 50 or older to divest up to 100% of their pre-2007 Unisys Stock Fund holdings. Effective January 1, 2007, Plan participants will be able to divest up to 100% of their holdings in the Unisys Stock Fund as of January 1st of the calendar year in which the participant turns age 50. In accordance with the transition provisions of the new Federal law, Plan participants under age 50 with at least three years of service will be allowed to divest their pre-2007 Unisys Stock Fund balance as follows: beginning January 1, 2007, 33% of the shares owned prior to 2007; January 1, 2008, 66% of the shares owned prior to 2007; and January 1, 2009, 100% of the shares owned prior to 2007.

The assets and significant components of the changes in assets relating to the predominantly non-participant-directed investments are as follows (in thousands):


                                                        December 31
                                               2006                     2005
                                         ---------------------------------------

Investments, at fair value:
   Unisys Stock Fund                       $117,346                   $94,032
   Unisys Common Stock Fund                   5,708                     4,858
   Frozen Investment Contracts                    3                         3
                                         ---------------------------------------
Total                                      $123,057                   $98,893
                                           =====================================


                                                   Year ended December 31
                                               2006                     2005
                                         ---------------------------------------

Changes in assets:
   Interest and dividends                   $   162                  $     95
   Net appreciation/(depreciation) in
     fair value of investments               32,244                   (70,606)
   Contributions                             16,748                    17,987
   Benefit payments                          (9,999)                   (7,528)
   Administrative and other expenses            (11)                      (11)
   Net transfers                            (14,979)                   (9,180)
                                         ---------------------------------------
Total                                       $24,165                  $(69,243)
                                         =======================================


At December 31, 2006, the Plan held 724,749 and 14,856,698 shares of Unisys Common Stock in the Unisys Common Stock Fund and Unisys Stock Fund, respectively. At December 31, 2005, the Plan held 830,144 and 15,950,068 shares of Unisys Common Stock in the Unisys Common Stock Fund and Unisys Stock Fund, respectively.

4.     TAX STATUS OF THE PLAN

The Plan has received a determination letter from the Internal Revenue Service dated September 25, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trusts are exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan sponsor has indicated that it will take the necessary steps, if any, to bring the Plan's operations into compliance with the Code.

5.     RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of assets available for benefits.

6.     RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of registered investment companies managed by Fidelity Management Trust Company, the Trustee. The Plan also holds shares of common stock of the Company. These transactions qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

7.     DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of assets available for benefits per the financial statements to the Form 5500 (in thousands):


                                                        December 31
                                               2006                     2005
                                         ---------------------------------------

Assets available for benefits per
  the financial statements               $2,438,748                $2,384,903
Adj. to fair value from contract
  value for fully-benefit responsive
  investment contracts                       (3,044)                        -
                                        ----------------------------------------
Assets available for benefits per
  the Form 5500                          $2,435,704                $2,384,903
                                        ========================================

The following is a reconciliation of investment income per the financial statements to the Form 5500 (in thousands):

Investment income per the
  financial statements                    $273,442
Adj. to fair value from contract value
  for fully-benefit responsive
  investment contracts                      (3,044)
                                        ------------
Investment income per the Form 5500       $270,398
                                        ============

                                           Supplemental Schedule
                                            Unisys Savings Plan
                                          EIN: 38-0387840 Plan: 004

                                    Schedule H, Line 4i-Schedule of Assets
                                          (Held at End of Year)
                                            December 31, 2006



                                         Description of Investment
                                         Including Maturity Date,
Identity of Issue, Borrower,             Rate of Interest, Par, or
Lessor or Similar Party                  Maturity Value                          Cost**          Current Value
-------------------------------------------------------------------------------------------------------------------
*Fidelity Funds:
   Fidelity Fund                         Registered Investment Company                           $    13,390,681
   Puritan Fund                          Registered Investment Company                                21,948,531
   Trend Fund                            Registered Investment Company                                 2,948,482
   Ginnie Mae Portfolio Fund             Registered Investment Company                                 6,401,236
   Magellan Fund                         Registered Investment Company                               208,154,523
   Contra Fund                           Registered Investment Company                               132,130,395
   Equity Income Fund                    Registered Investment Company                                27,078,389
   Growth Company Fund                   Registered Investment Company                                30,078,380
   Growth & Income Portfolio             Registered Investment Company                                33,137,591
   Capital & Income Portfolio Fund       Registered Investment Company                                16,124,914
   Value Fund                            Registered Investment Company                                75,783,372
   Mortgage Securities Portfolio Fund    Registered Investment Company                                 3,583,788
   Government Securities Fund            Registered Investment Company                                11,171,808
   Independence Fund                     Registered Investment Company                                 8,811,276
   Over-The-Counter Portfolio Fund       Registered Investment Company                                10,972,907
   Overseas Fund                         Registered Investment Company                                11,048,200
   Europe Fund                           Registered Investment Company                                13,657,297
   Pacific Fund                          Registered Investment Company                                 9,291,485
   Real Estate Investment Portfolio
      Fund                               Registered Investment Company                                39,982,246
   Balanced Fund                         Registered Investment Company                                43,117,915
   International Growth & Income Fund    Registered Investment Company                                16,096,474
   Capital Appreciation Fund             Registered Investment Company                                17,518,465
   Conv. Securities Fund                 Registered Investment Company                                11,350,826
   Canada Fund                           Registered Investment Company                                26,651,817
   Utilities Fund                        Registered Investment Company                                16,023,844
   Blue Chip Fund                        Registered Investment Company                                46,866,242
   Asset Manager Fund                    Registered Investment Company                               168,959,821
   Disciplined Equity Fund               Registered Investment Company                                 6,324,731
   Low-Priced Fund                       Registered Investment Company                                73,313,488
   Worldwide Fund                        Registered Investment Company                                 7,008,627
   Equity Income II Fund                 Registered Investment Company                                36,440,736
   Stock Selector Fund                   Registered Investment Company                                 6,586,677
   Asset Manager Growth Fund             Registered Investment Company                               170,376,040
   Emerging Markets Fund                 Registered Investment Company                                19,669,503
   Aggressive Growth Fund                Registered Investment Company                                20,308,006
   Diversified International Fund        Registered Investment Company                                55,294,516
   Asset Manager Income Fund             Registered Investment Company                                30,825,041
   Diversified Growth Fund               Registered Investment Company                                32,305,644
   New Markets Income Fund               Registered Investment Company                                23,403,007
   Export & Multinational Fund           Registered Investment Company                                14,500,916
   Global Balanced Fund                  Registered Investment Company                                 3,101,259
   Aggressive International Fund         Registered Investment Company                                 3,589,072
   Small Capital Stock Fund              Registered Investment Company                                21,743,968
   Mid-Capital Stock Fund                Registered Investment Company                                35,828,002
   Large-Capital Stock Fund              Registered Investment Company                                 4,446,775
   Discovery                             Registered Investment Company                                   588,731
   Europe Capital Appreciation
      Stock Fund                         Registered Investment Company                                 9,131,389
   Asset Manager Aggressive              Registered Investment Company                                 2,730,017
   Latin America Fund                    Registered Investment Company                                35,584,161
   Japan Fund                            Registered Investment Company                                 7,826,676
   Southeast Asia Fund                   Registered Investment Company                                12,409,256
   Strategic Income                      Registered Investment Company                                11,286,750
   Freedom Income Fund                   Registered Investment Company                                   859,274
   Freedom 2000 Fund                     Registered Investment Company                                   697,806
   Freedom 2010 Fund                     Registered Investment Company                                 9,422,475
   Freedom 2020 Fund                     Registered Investment Company                                12,414,887
   Freedom 2030 Fund                     Registered Investment Company                                 6,621,226
   Spartan Total Market Index Fund       Registered Investment Company                                11,632,363
   Spartan Extended Market Index Fund    Registered Investment Company                                 6,290,547
   Spartan International Market
      Index Fund                         Registered Investment Company                                 5,708,119
   Fifty Fund                            Registered Investment Company                                 9,002,025
   U.S. Bond Index Portfolio Fund        Registered Investment Company                                17,407,203
   Institutional Short-Intermediate
      Government. Portfolio              Registered Investment Company                                 1,641,715
   Inflation Pro Bond                    Registered Investment Company                                 3,499,340
   FID Freedom 2040                      Registered Investment Company                                 1,922,442
                                                                                                 -----------------
                                                                                                   1,754,023,315


*Fidelity Institutional Funds:
   Institutional Money Market Fund       Fidelity Institutional Fund                                 106,742,458
   FMTC Short Duration Pool              Fidelity Institutional Fund                                   3,649,691
   FMTC Broad Market Duration Pool       Fidelity Institutional Fund                                   7,903,367
   FMTC Intermediate Duration Pool       Fidelity Institutional Fund                                   6,194,385
                                                                                                 -----------------
                                                                                                     124,489,901


*Fidelity Money Market Funds:
   Retirement Money Market
      Portfolio Fund                     Registered Investment Company                                 9,481,103
   Retirement Gov't. Money Market
      Portfolio Fund                     Registered Investment Company                                30,274,480
                                                                                                 -----------------
                                                                                                      39,755,583


*Fidelity U.S. Equity Index
   Commingled Pool Fund                  Commingled Pool Fund                                         26,279,227
                                                                                                 -----------------
Total Fidelity Funds                                                                               1,944,548,026


*Unisys Common Stock Funds:
   Unisys Common Stock Fund              724,749 shares of Common Stock Fund     $   6,882,067         5,707,479
   Unisys Stock Fund                     14,856,698 shares of Common
                                           Stock Fund                              174,812,670       117,346,235
                                                                                                 -----------------
Total Unisys Common Stock Funds                                                                      123,053,714


*Unisys Interest Income Fund:
   Fidelity STIF                         Cash Portfolio; 5.22%                                         4,726,591
   JP Morgan Chase Manhattan Bank        #430126; 4.75%; matures 9/12/06                              87,230,821
   Monumental Life Insurance Company     #MDA00134TR; 4.74%                                           86,679,519
   Rabobank Nederland                    #UNI-129901; 4.74%                                           86,679,519
   UBS AG Act                            #3041; 4.74%                                                 86,679,519
                                                                                                 -----------------
Total Unisys Interest Income Fund                                                                    351,995,969

*Participants' Loans                     Interest rates from 4.75% to 10.50%                          13,944,411

Frozen Investment Contracts                                                              2,855             2,855
                                                                                                 -----------------
Total                                                                                            $ 2,433,544,975
                                                                                                 =================

*      Party-in-interest.
**     Cost is not applicable for participant-directed investments.

                               SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                                    UNISYS SAVINGS PLAN

                                                    UNISYS CORPORATION


Date:   June 26, 2007                        By:  /s/ Joseph M. Munnelly
                                                  --------------------------
                                                  Joseph M. Munnelly
                                                  Vice President and
                                                  Corporate Controller

                                EXHIBIT INDEX


Exhibit
Number                      Description
-------                     -----------

23  Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm